Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-217996

CAMDEN PROPERTY TRUST

Supplement dated October 29, 2018

To Prospectus Supplement dated May 16, 2017

To Prospectus dated May 15, 2017

This is a supplement (the “Supplement”) to the Prospectus Supplement dated May 16, 2017 (the “Prospectus Supplement”) and the Prospectus dated May 15, 2017 (the “Prospectus”). This Supplement relates to the offer and sale, from time to time, of common shares by us pursuant to separate distribution agency agreements with each of Jefferies LLC, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, SunTrust Robinson Humphrey, Inc. and Wells Fargo Securities, LLC (the “Distribution Agreements”).

SUPPLEMENTAL FEDERAL INCOME TAX CONSIDERATIONS

AND CONSEQUENCES OF YOUR INVESTMENT

Because the following discussion is a summary which, in conjunction with the discussion contained under the heading “Federal Income Tax Considerations and Consequences of Your Investment” in the Prospectus, is intended to address only material federal income tax consequences relating to an investment in common shares, it may not contain all of the information which may be important to you. You should consult your own tax advisor for a full understanding of the tax consequences of the purchase, holding and sale of common shares. You should also consult your tax advisor to determine the effect of any potential changes in applicable tax laws. The Internal Revenue Code provisions governing the federal income tax treatment of real estate investment trusts (“REITs”) are highly technical and complex, and the following discussion is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof. The following discussion is based upon current law and on representations from us concerning our compliance with the requirements for qualification as a REIT.

Enactment of Tax Act

On December 22, 2017, H.R. 1, informally titled the Tax Cuts and Jobs Act (the “Tax Act”), was signed into law. The Tax Act made major changes to the Internal Revenue Code, including a number of provisions of the Internal Revenue Code which may affect the taxation of REITs and the holders of their securities. The most significant of these provisions are described below. The individual and collective impact of these changes on REITs and their security holders are uncertain and may not become evident for some period of time. Prospective investors should consult their tax advisors regarding the implications of the Tax Act on their investment.

Accrual Accounting

The Tax Act requires taxpayers that report taxable income using the accrual method of accounting and that file “applicable financial statements” to include income no later than the taxable year in which the income is included as revenue on such applicable financial statements.

Revised Individual Tax Rates and Deductions

The Tax Act adjusted the tax brackets and reduced the top federal income tax rate for individuals from 39.6% to 37%. In addition, numerous deductions were eliminated or limited, including the deduction for state and local property, income and sales taxes, to $10,000 per year. These individual income tax changes are generally effective beginning in 2018, but without further legislation, they will sunset after 2025.

Pass-Through Business Income Tax Rate Lowered through Deduction

Under the Tax Act, individuals, trusts, and estates generally may deduct 20% of “qualified business income” (generally, domestic trade or business income other than certain investment items) of a partnership, S corporation, or sole proprietorship. In addition, “qualified REIT dividends” (i.e., REIT dividends other than capital gain dividends and portions of REIT dividends designated as qualified dividend income eligible for capital gain tax rates) and certain other income items are eligible for the deduction. The deduction, however, is subject to complex limitations to its availability. As with the other individual income tax changes, the provisions related to the deduction are effective beginning in 2018, but without further legislation, they will sunset after 2025.

Maximum Corporate Tax Rate Reduced; Elimination of Corporate Alternative Minimum Tax

The Tax Act replaced the graduated system of corporate income tax rates with a single rate of 21% and reduced the dividends received deduction for certain corporate subsidiaries. The Tax Act also permanently eliminated the corporate alternative minimum tax. These provisions are effective beginning in 2018.

Net Operating Loss Modifications

The Tax Act limited the net operating loss (“NOL”) deduction to 80% of taxable income (before the deduction). The Tax Act also generally eliminated NOL carrybacks for individuals and non-REIT corporations (NOL carrybacks did not apply to REITs under prior law) but allows indefinite NOL carryforwards. The new NOL rules apply beginning in 2018.

Limitations on Interest Deductibility

The Tax Act limited the net interest expense deduction of a business to “business interest income” plus 30% of the sum of adjusted taxable income and certain other amounts. The Tax Act allows a real property trade or business to elect out of such limitation so long as it uses the alternative depreciation system which lengthens the depreciation recovery period with respect to certain property. The limitation with respect to the net interest expense deduction applies beginning in 2018.

Withholding Rate Reduced

The Tax Act reduced the rate of backup withholding with respect to distributions to U.S. shareholders from 28% to 24%.

The Tax Act reduced the highest rate of withholding with respect to distributions to non-U.S. shareholders that are treated as attributable to gains from the sale or exchange of U.S. real property interests from 35% to 21%. These provisions are effective beginning in 2018.

FOR A COMPLETE DESCRIPTION OF THE OFFER AND SALE OF COMMON SHARES PURSUANT TO THE DISTRIBUTION AGREEMENTS, AS WELL AS THE FEDERAL INCOME TAX CONSIDERATIONS AND CONSEQUENCES RELATED THERETO, PLEASE REVIEW THIS SUPPLEMENT, THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN THEIR ENTIRETY.

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